Contact

www.linkedin.com/in/
charlmmcnerney (LinkedIn)
www.advisorycloud.com/profile/
Charlie-McNerney (Personal)

Top Skills

Payment Card Industry Data
Security Standard (PCI DSS)

Vulnerability

Security Compliance

Charlie McNerney

Executive Board Member @ EMulate Therapeutics | Security
Compliance, Risk Management
Fall City, Washington, United States

Summary

EMulate Therapeutics benefits from over 28 years of experience
in cybersecurity, compliance, and governance, supported by a
deep understanding of secure enterprise architecture and risk
management. As an Executive Board Member, the focus is on
advancing security strategies and driving compliance initiatives
that align with global privacy standards like GDPR and PCI DSS.
Contributions include influencing organizational resilience through
data integrity frameworks and operational risk mitigation.

Previous leadership at Expedia Group involved shaping global
enterprise security operations, including threat management, incident
response, and security engineering. Collaborated with teams to
achieve certifications such as ISO and SOC, ensuring compliance
with international audits. A mission-driven approach emphasizes
fostering secure ecosystems and empowering teams to address
emerging cybersecurity challenges.

Experience

EMulate Therapeutics, Inc.; Hapbee Technology
Executive Board Member Emulate Theraputics & Hapbee Technology
July 2015 - Present (10 years 3 months)
Greater Seattle Area

Expedia Group
VP & CSO, CISO
November 2019 - March 2022 (2 years 5 months)
Seattle, Washington

Responsible for Securing the Global Enterprise to include staff, partners and
customers. This leadership role is responsible for setting strategy, leading al
departments responsible for edge. devices, networks and access. Including
Security Operations, Security Engineering, Threat Management, Incident
Response and Resolution. Responsible for data integrity classification and

response, privacy, governance and risk identification and remediation. Directly responsible for internal and external audits of Expedia's secure position as attested by ISO, SOC,1 and 2 coupled with PCI and other additional audits for privacy standards GDPR, CCMA

Nativis Inc.
Executive Board Member Security and Compliance
September 2016 - March 2022 (5 years 7 months)
Seattle, Washington

Security and Compliance Chair

AdvisoryCloud
Advisor
April 2019 - November 2019 (8 months)

Self Employed Mentor and Coaching
Semi Retired
September 2016 - November 2019 (3 years 3 months)
Redmond, Washington

After 24 years and a wonderful and successful career with Microsoft on a global scale, I decided to take some time away with family and enjoy some downtime to learn more, focus on family and add value to others. I now provide Team Development and Executive Coaching for new and established leaders wanting to achieve successful impacts in business and community.

Microsoft
17 years 4 months

Vice President Microsoft Retail Stores
September 2011 - September 2017 (6 years 1 month)
Redmond

CTO Microsoft Retail Stores. In this role, Charlie had direct reponsibility for Store Builds, Digital Walls, Retail Engineering for all store apps, platforms and infrastructure. Charlie led our Store Support and Program Management; Agile Engineering teams which develop Retail Solutions centered on Dynamics 365 Platform such as Point of Sale, Mobile POS, Dynamics CRM, Supply Chain, Ecommerce, Data collection and Web services which run our Physical Brick and Mortar stores.along with other Digital Assets for stores. Responsible for integration of web development and services which activate key Microsoft selling and service scenarios; products such as XBOX, Surface and Office and other key services beit physical or web. Added responsibility includes

Solution Management for marketing experiences and services management to meet sales and service goals on behalf of sales associates, consumers and business partners, Works with key Microsoft product groups such as Devices, Windows, Office and other properties to implement required engineering and application solutions to achieve goals. Responsible for Privacy, Security infrastructure and Compliance for PCI and Store Security. Establishes innovation annual budget and planning for devices and applications to meet showcase and productivity needs on behalf of the company and Microsoft branded stores. Charlie is our Executive Briefing Partner and Key Presenter for major accounts outside of Microsoft for Stores, Retail and Dynamics

General Manager - CISO and Internet Operations and Planning (Data Center and Azure Cloud Security)
October 2007 - October 2011 (4 years 1 month)
Redmond, WA

General Manager, Security Cloud Operations and Planning. Global Foundation Division is responsible for the implementation of Data Center builds and cloud capacity planning to meet Microsoft's need to manage Microsoft's internet presence for online services, hosted partners and customers around the world. Services such as MSN/BING/Messenger and Hotmail/Windows Azure/Office 365/Commerce etc. In this role, Charlie led the teams for Capacity Planning, Network/Fiber expansion, Acquisition, Business and Fiscal Management for annual plan, Division Strategy for GFS, Communications, Strategic Planning, Budget Planning, Procurement, and Capital Planning. Responsible for Senior level plan and presentment along stablished business cadence. Responsible for Data Center cogs in the area of KW, Network, cogs and server planning. Global Foundation Services is the Data Center, Network and Infrastructure team which enables product and service offerings on the web or in the cloud backbone.

General Manager, (CISO) Security and Compliance Microsoft Online Services Division
January 2005 - September 2009 (4 years 9 months)
Redmond

As our CISO, Charlie was responsible for setting Corporate Security Policy for our Physical Facilities and People around the world. In addition, he led policy development for corporate infrastructure, privacy for the company. Charlie also had enforcement responsibilities of same for Microsoft Online Services to include BING, Windows Azure, Hotmail, Messenger, Business Online Productvity Services, XBOX and Windows Live Services. Responsible for setting security policy for online services released to the web. Responsible for securing Microsoft's global online presence for Data Center and Network and Edge Assets. Partner with Microsoft Corporate Divisions including Product Teams to deliver a more secure experience for users. Key Stakeholder for Enterprise Risk Assessment representing and responding to online risks to data and Microsoft domain environments. Charlie led Microsoft's Criminal Compliance Program working with Microsoft Legal as well as domestic and international enforcement communities for inquiry and response. Work with key engineering and development organizations to ensure security and safety of all released products.

Co-Author: 2010 - Securing the Cloud - Released via TechNet/MSDN/Security Media/MSW
Executive Accounts Presenter: Cloud Computing/SAAS/IAAS Enterprise Security
ISP ISO 27001 Certification Qualification for GFS Data Centers

General Manager, CISO Microsoft Corporate Security and Compliance
June 2000 - January 2005 (4 years 8 months)
Redmond

Respnsible for Microsoft's Global Security Program, Policy and Operations. Accountability for Security architecture and design, implementation, enforcement and metrics for Microsoft worldwide people, facilities, network (Data Center/Network) and application (LOB's) technology assets. Responsible for risk analysis and prioritization of Corporate Risk Management Plan and Compliance. Reponsible for systems and processes designed for network access, devices scanning and enumeration to include Patching/ Malware Protection and Audit. Responsible for Corporate Executive Protection Program. Develop mitigation and response programs for ensuring Trustworthy Computing initiative. (trusted source) Responsible for Enterprise wide portfolio of key security initaitives to include TWC, IP Source, Wireless, Remote Access for staff and partners. Responsible for MS Global Piracy Program and Enforcement.

Microsoft Corporation
8 years 3 months

General Manager
February 1995 - March 2000 (5 years 2 months)

GM, Worldwide Operations - Responsible for global manuacturing and fulfillment in support of sales programs and subscriptions TechNet, MSDN & Solution Provider. Responsible for global support teams located in

Asia, Europ and Americas. Responsible for Fiscal Budget, Metrics and Partner Reviews. Responsibility for channel fulfillment of Replacement, Licensing Program and Operations of Same.

Director, Inside Sales Operations
January 1992 - January 1995 (3 years 1 month)

Responsible for Budget and Strategy Plan Preparation and Reporting. Responsible for designing our inbound call and support center offerings for Inside Sales and PSS. My major responsibility was to review different sales and service transactions that Microsoft was performing with FTE's and determine alternative desktop and telephony strategies to fulfill . This led to a major initiative sponsored by Corporate Controller to determine Microsoft's Global Outsourcing Strategy for support and development.
Microsoft Major Achievements:

Pacific First Federal Bank
Vice President
May 1990 - May 1992 (2 years 1 month)

Sales Operations; IT Operations

Bank of America
Vice President
January 1978 - January 1990 (12 years 1 month)
Seattle/San Francisco

During this timeframe, I was in many areas of the bank prior to and after an acquisition of Seafirst Corporation by Bank of America. After spending several sucessful years in Retail Branch, Consumer, Business and Private Banking I moved to retail IT operations driving alternative delivery proposals to improve the banks service objectives while improving margin and fee based services via innovative services delivered outside of a traditional bank branch. This came in the form of Consumer Retail/Mortgage/ATM/Business and Credit Card Centers. Established new channels of sales via external outbound sales teams through different customer banking segments. While at Bank of America, I became involved in lowering cost of transaction processing via a Corporate wide roll-out of new teller and help systems which automated most traditional bank branch transactions.

Education

Peninsula College

Business, Management, Marketing, and Related Support
Services · (1977 - 1978)